UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

2Q19

BANCOLOMBIA S.A. (NYSE: CIB; BVC: BCOLOMBIA, PFBCOLOM) REPORTS CONSOLIDATED NET INCOME OF COP 936 BILLION FOR THE SECOND QUARTER OF 2019.

•	Gross loans grew 9.0% when compared to 2Q18 and 1.9% during the quarter. The quarterly growth shows a moderate trend in the credit demand in Colombia. Peso-denominated loans grew 8.5% when compared to 2Q18.

•	Net interest income was COP 2.89 trillion for 2Q19, increasing by 13.5% when compared to 2Q18. This positive performance is mainly explained by the growth in the loan book. Net interest income increased by 7.5% during the quarter.

•	The annualized net interest margin for the quarter was 5.9%. The margin increased by 30 basis points during the quarter explained by a higher loan´s interest margin due to higher yields in the loan portfolio. The margin increased 20 basis points when compared to 2Q18.

•	Provision charges for the quarter were COP 816 billion and the coverage ratio for 90-day past due loans was 165.9%. Provision charges decreased by 15.8% when compared to 2Q18 and increased by 9.8% compared to 1Q19. New past due loans totaled COP 826 billion for the quarter.

•	Net fees were COP 755 billion and increased by 10.6% compared to 2Q18. The annual growth was mainly driven by an increase in fees related to credit and debit cards, banking services, trust services and bancassurance. Net fees increased by 5.8% during the quarter.

•	Efficiency was 49.0% during the last twelve months. Operating expenses increased by 6.0% when compared to 2Q18 and 0.4% when compared to 1Q19.

•	Tier 1 ratio was 9.9% on June 30, 2019 and decreased by 12 basis points when compared to June 30, 2018. The capital adequacy ratio was 12.9%.

August 5, 2019. Medellin, Colombia – Today, BANCOLOMBIA S.A. (“Bancolombia” or “the Bank”) announced its earnings results for the second quarter of 20191. For the quarter ended on June 30, 2019 (“2Q19”), Bancolombia reported consolidated net income of COP 936 billion, or COP 973.34 per share - USD 1.21 per ADR. This net income represents an increase of 12.3% compared to the quarter ended on March 31, 2019 (“1Q19”) and of 58.2% compared to the quarter ended on June 30, 2018 (“2Q18”).

1. This report corresponds to the interim unaudited consolidated financial information of BANCOLOMBIA S.A. and its subsidiaries (“BANCOLOMBIA” or “The Bank”) which Bancolombia controls, amongst others, by owning directly or indirectly, more than 50% of the voting capital stock. This financial information has been prepared based on financial records generated in accordance with International Financial Reporting Standards – IFRS. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. The financial information for the quarter ended June 30, 2019 is not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank's filings with the Securities and Exchange Commission, which are available on the Commission's website at www.sec.gov.

. BANCOLOMBIA’s first IFRS financial statements will cover the year ending in 2015. CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified.

Representative Market Rate, July 1, 2019 $3,205.67 = US$ 1

1

2Q19

BANCOLOMBIA: Summary of consolidated financial quarterly results

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	2Q18	1Q19	2Q19	2Q19/1Q19	2Q19/2Q18
ASSETS
Net Loans	153,812,437	164,244,399	167,871,470	2.21%	9.14%
Investments	15,606,305	17,756,137	19,095,332	7.54%	22.36%
Other assets	35,134,604	42,165,200	43,978,380	4.30%	25.17%
Total assets	204,553,346	224,165,736	230,945,182	3.02%	12.90%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	130,318,773	143,905,924	145,613,200	1.19%	11.74%
Other liabilities	50,209,372	54,073,043	58,109,807	7.47%	15.73%
Total liabilities	180,528,145	197,978,967	203,723,007	2.90%	12.85%
Non-controlling interest	1,285,815	1,803,389	1,827,959	1.36%	42.16%
Shareholders' equity	22,739,386	24,383,380	25,394,216	4.15%	11.68%
Total liabilities and shareholders' equity	204,553,346	224,165,736	230,945,182	3.02%	12.90%

Interest income	3,945,756	4,185,128	4,427,495	5.79%	12.21%
Interest expense	(1,399,639)	(1,497,804)	(1,538,189)	2.70%	9.90%
Net interest income	2,546,117	2,687,324	2,889,306	7.52%	13.48%
Net provisions	(969,000)	(742,926)	(815,684)	9.79%	-15.82%
Fees and income from service, net	682,408	713,065	754,611	5.83%	10.58%
Other operating income	313,042	412,755	335,754	-18.66%	7.26%
Total Dividends received and equity method	114,967	168,640	103,688	-38.52%	-9.81%
Total operating expense	(1,869,250)	(1,973,344)	(1,981,013)	0.39%	5.98%
Profit before tax	818,284	1,265,514	1,286,662	1.67%	57.24%
Income tax	(195,002)	(391,142)	(323,117)	-17.39%	65.70%
Net income before non-controlling interest	623,282	874,372	963,545	10.20%	54.59%
Non-controlling interest	(31,566)	(41,044)	(27,356)	-33.35%	-13.34%
Net income	591,716	833,328	936,189	12.34%	58.22%

PRINCIPAL RATIOS		Quarter		As of
	2Q18	1Q19	2Q19	2Q18	2Q19
PROFITABILITY
Net interest margin (1) from continuing operations	5.75%	5.64%	5.90%	5.74%	5.77%
Return on average total assets (2) from continuing operations	1.17%	1.50%	1.64%	1.10%	1.57%
Return on average shareholders´ equity (3)	10.57%	13.47%	15.00%	9.85%	14.20%
EFFICIENCY
Operating expenses to net operating income	51.12%	49.56%	48.51%	51.23%	49.03%
Operating expenses to average total assets	3.68%	3.56%	3.47%	3.66%	3.51%
Operating expenses to productive assets	4.22%	4.14%	4.04%	4.20%	4.09%
CAPITAL ADEQUACY
Shareholders' equity to total assets	11.12%	10.88%	11.00%	11.12%	11.00%
Technical capital to risk weighted assets	13.52%	13.28%	12.94%	13.52%	12.94%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS from continuing operations	0.84	1.09	1.21	1.58	2.30
Net income per share $COP from continuing operations	615.20	866.40	973.34	1,157.67	1,839.75
P/BV ADS (4)	1.48	1.60	1.55	1.48	1.55
P/BV Local (5) (6)	1.49	1.56	1.46	1.49	1.46
P/E (7) from continuing operations	14.29	11.55	10.20	15.19	10.79
ADR price	47.78	51.06	51.04	47.78	51.04
Common share price (8)	35,320	39,600	38,640	35,320	38,640
Weighted average of Preferred Shares outstanding	961,827,000	961,827,000	961,827,000	961,827,000	961,827,000
USD exchange rate (quarter end)	2,930.80	3,174.79	3,205.67	2,930.80	3,205.67

(1) Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders' equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange. (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter.

2

2Q19

1.	BALANCE SHEET

1.1.	Assets

As of June 30, 2019, Bancolombia’s assets totaled COP 230,945 billion, which represents an increase of 3.0% compared to 1Q19 and of 12.9% compared to 2Q18.

During the quarter, the COP depreciated 1.0% versus the USD and over the past 12 months, it depreciated 9.4%.

The increase in total assets during the quarter is largely explained by the growth in the loan book.

1.2.	Loan Portfolio

The following table shows the composition of Bancolombia’s loans by type and currency:

(COP Million)	Amounts in COP		Amounts in USD converted to COP		Amounts in USD (thousands)		Total
(1 USD = 3205,67 COP)	2Q19	2Q19/1Q19	2Q19	2Q19/1Q19	2Q19	2Q19/1Q19	2Q19	2Q19/1Q19
Commercial loans	78,821,878	1.09%	39,086,917	-0.23%	12,193,057	-1.19%	117,908,795	0.65%
Consumer loans	25,595,448	8.33%	10,210,184	3.21%	3,185,039	2.21%	35,805,632	6.82%
Mortgage loans	12,857,564	0.10%	10,205,132	1.80%	3,183,463	0.82%	23,062,696	0.84%
Small business loans	716,997	1.45%	501,956	1.07%	156,584	0.09%	1,218,954	1.29%
Interests paid in advance	(4,912)	1.25%	-	0.00%	-	0.00%	(4,912)	1.25%
Gross loans	117,986,975	2.47%	60,004,189	0.69%	18,718,143	-0.28%	177,991,165	1.86%

In 2Q19, gross loans increased by 1.9% when compared to 1Q19. Peso-denominated loans grew 8.5% and the dollar-denominated loans (expressed in USD) increased by 0.5% when compared to 2Q18.

As of June 30, 2019, the operations in Banco Agricola in El Salvador, Banistmo in Panama and BAM in Guatemala, represented 26% of total gross loans.

Gross loans denominated in currencies other than COP, originated by the operations in Central America, the offshore operation of Bancolombia Panama, Puerto Rico and the USD denominated loans in Colombia, accounted for 33.7% and increased by 0.7% during 2Q19 (when expressed in COP), explained mainly by the appreciation of the COP against the USD during the quarter.

Total reserves (allowances in the balance sheet) for loan losses decreased by 3.6% during the quarter and totaled COP 10,120 billion, equivalent to 5.7% of gross loans at the end of the quarter.

For further explanation regarding coverage of the loan portfolio and credit quality trends, (see section 2.4. Asset Quality, Provision Charges and Balance Sheet Strength).

The following table summarizes Bancolombia’s total loan portfolio:

LOAN PORTFOLIO						% of total loans
(COP million)	2Q18	1Q19	2Q19	2Q19/1Q19	2Q19/2Q18
Commercial	112,559,923	117,148,684	117,908,795	0.65%	4.75%	66.2%
Consumer	28,413,584	33,520,835	35,805,632	6.82%	26.02%	20.1%
Mortgage	21,256,724	22,869,894	23,062,696	0.84%	8.50%	13.0%
Microcredit	1,066,597	1,203,424	1,218,954	1.29%	14.28%	0.7%
Interests received in advance	(4,662)	(4,851)	(4,912)	1.25%	5.36%	0.0%
Total loan portfolio	163,292,166	174,737,986	177,991,165	1.86%	9.00%	100.0%
Allowance for loan losses	(9,479,729)	(10,493,587)	(10,119,695)	-3.56%	6.75%
Total loans, net	153,812,437	164,244,399	167,871,470	2.21%	9.14%

3

2Q19

1.3.	Investment Portfolio

As of June 30, 2019, Bancolombia’s net investment portfolio totaled COP 19,095 billion, increasing by 7.5% from the end of 1Q19 and by 22.4% from the end of 2Q18.

At the end of 2Q19, the debt securities portfolio had a duration of 21.0 months and a weighted average yield to maturity of 4.6%.

1.4.	Goodwill and intangibles

As of 2Q19, Bancolombia’s goodwill and intangibles totaled COP 7,080 billion, increasing by 0.8% compared to 1Q19. This variation is explained by the depreciation of the COP against the USD during the quarter.

1.5.	Funding

As of June 30, 2019, Bancolombia’s liabilities totaled COP 203,723 billion, increasing by 2.9% from the end of 1Q19 and by 12.8% compared to 2Q18.

Deposits by customers totaled COP 145,613 billion (or 71.5% of liabilities) at the end of 2Q19, increasing by 1.2% when compared to 1Q19 and by 11.7% over the last 12 months. The net loans to deposits ratio was 115.3% at the end of 2Q19 increasing when compared to 114.1% at the end of 1Q19.

Bancolombia’s funding strategy during the last months has been to reduce the average life and cost of time deposits and promote saving and checking accounts in the consumer segment in order to keep the funding cost at a minimum. The objective is to build and maintain ample liquidity and stable margins.

Funding mix	2Q18		1Q19		2Q19
COP Million
Checking accounts	20,405,763	12%	22,340,529	12%	21,647,728	11%
Saving accounts	54,286,041	32%	59,253,212	32%	60,605,107	32%
Time deposits	54,543,374	32%	61,206,938	33%	62,392,389	33%
Other deposits	5,917,969	3%	4,153,979	2%	8,118,310	4%
Long term debt	18,729,888	11%	19,930,388	11%	18,953,882	10%
Loans with banks	15,357,472	9%	16,572,104	9%	17,359,913	9%
Total Funds	169,240,507	100%	183,457,150	100%	189,077,329	100%

1.6.	Shareholders’ Equity and Regulatory Capital

Shareholders’ equity at the end of 2Q19 was COP 25,394 billion, increasing by 4.1% compared to 1Q19 and by 11.7% when compared to 2Q18.

Bancolombia’s capital adequacy ratio was 12.94% in 2Q19, 394 basis points above the minimum 9% required by the Colombian regulator, while the basic capital ratio (Tier 1) to risk weighted assets was 9.90%, 540 basis points above the regulatory minimum of 4.5%.

The tangible capital ratio, defined as shareholders’ equity minus goodwill and intangible assets divided by tangible assets, was 7.7% at the end of 2Q19.

In the last months, Bancolombia has generated capital organically due to the appropriation of earnings in March 2019. The annual increase in the RWA is mainly explained by the growth in the loan book and the depreciation of the COP against the USD.

4

2Q19

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP millions)	2Q18%		1Q19%		2Q19%
Basic capital (Tier I)	18,856,171	10.02%	19,456,053	10.02%	19,994,668	9.90%
Additional capital (Tier II)	6,584,425	3.50%	6,332,532	3.26%	6,152,808	3.05%
Technical capital (1)	25,440,595		25,788,585		26,147,476
Risk weighted assets including market risk	188,204,931		194,238,096		202,045,333
CAPITAL ADEQUACY (2)		13.52%		13.28%		12.94%

(1) Technical capital is the sum of basic and additional capital.

(2) Capital adequacy is technical capital divided by risk-weighted assets.

5

2Q19

2.	INCOME STATEMENT

Net income totaled COP 936 billion in 2Q19, or COP 973.34 per share - USD 1.21 per ADR. This net income represents an increase of 12.3% compared to 1Q19 and of 58.2% compared to 2Q18. Bancolombia’s annualized ROE for 2Q19 was 15.0%.

2.1.	Net Interest Income

Net interest income totaled COP 2,889 billion in 2Q19, 7.5% more than the one reported in 1Q19, and 13.5% more than the figure for 2Q18. Explained by a higher volume in the loan portfolio, as well as a slight increase in the loan´s interest margin.

During 2Q19, the investment, interest rate derivatives and repos portfolio generated COP 182 billion, up by 35.4% from 1Q19.

Net Interest Margin

The annualized net interest margin increased to 5.9% in 2Q19. The annualized net interest margin for investments was 4.7%, and the annualized net interest margin of the loan portfolio was 6.0%, increasing compared to the one reported in 1Q19. The expansion in the net interest margin during the quarter is explained by a higher loans’ interest margin due to higher yields in the loan portfolio. The investment portfolio had a good performance due to a reduction in the Colombian Government securities rates therefore the investments’ margin presented an expansion during the quarter.

Annualized Interest
Margin	2Q18	1Q19	2Q19
Loans' Interest margin	6.2%	5.9%	6.0%
Debt investments' margin	0.4%	2.7%	4.7%
Net interest margin	5.7%	5.6%	5.9%

Total funding cost increased during 2Q19. Savings and checking accounts represented the same proportion of the total funding as in 1Q19, and the annualized average weighted cost of deposits was 2.85% in 2Q19, increasing 10 basis points compared to 1Q19 and decreasing 10 basis points compared to 2Q18.

Average weighted
funding cost	2Q18	1Q19	2Q19
Checking accounts	0.00%	0.00%	0.00%
Saving accounts	1.84%	1.75%	1.79%
Time deposits	5.16%	4.84%	4.89%
Total deposits	2.95%	2.75%	2.85%
Long term debt	5.91%	5.71%	5.75%
Loans with banks	2.24%	2.97%	2.62%
Total funding cost	3.17%	3.10%	3.11%

2.2.	Fees and Income from Services

During 2Q19, net fees and income from services totaled COP 755 billion, increasing by 5.8% compared to 1Q19, and by 10.6% compared to 2Q18. The positive annual performance in fees is due to higher volumes of transactions and the good performance of credit and debit cards, banking services, trust services and bancassurance.

6

2Q19

Fees from credit and debit cards increased by 3.4% compared to 1Q19 and by 3.2% compared to 2Q18. Fees from asset management and trust services increased by 1.8% compared to 1Q19 and by 8.3% compared to 2Q18, due to an increase in the assets under management. Fees from our bancassurance business increased by 15.7% compared to 1Q19 and by 16.6% with respect to 2Q18.

The following table summarizes Bancolombia’s market share in the credit card business in Colombia:

ACCUMULATED CREDIT CARD BILLING			%	2019
(COP millions)	May-18	May-19	Growth	Market Share
Bancolombia VISA	3,350,164	3,796,887	13.33%	11.52%
Bancolombia Mastercard	2,617,508	3,280,499	25.33%	9.95%
Bancolombia American Express	1,481,482	1,518,878	2.52%	4.61%
Total Bancolombia	7,449,154	8,596,263	15.40%	26.07%
Colombian Credit Card Market	29,348,828	32,972,015	12.35%

CREDIT CARD MARKET SHARE			%	2019
(Outstanding credit cards)	May-18	May-19	Growth	Market Share
Bancolombia VISA	871,218	948,573	8.88%	5.54%
Bancolombia Mastercard	981,838	1,041,534	6.08%	6.08%
Bancolombia American Express	577,018	607,067	5.21%	3.54%
Total Bancolombia	2,430,074	2,597,174	6.88%	15.16%
Colombian Credit Card Market	16,881,441	17,127,991	1.46%

Source: Superintendencia Financiera de Colombia

2.3.	Other Operating Income

Total other operating income was COP 336 billion in 2Q19, decreasing by 18.7% compared to 1Q19 and increasing by 7.3% compared to 2Q18. Largely explained by a lower income from the net effect between derivatives FX contracts and net foreign exchange, during the quarter.

Revenues from operating leases totaled COP 159 billion in 2Q19, decreasing by 4.9% compared to 1Q19 and increasing by 1.6% compared to those reported in 2Q18. The annual increase is due to higher volumes of operations and delivered assets under leasing.

2.4.	Asset Quality, Provision Charges and Balance Sheet Strength

The principal balance for past due loans (those that are overdue for more than 30 days) totaled COP 8,122 billion at the end of 2Q19 and represented 4.7% of total gross loans, decreasing by 3.9% compared to 1Q19, when past due loans represented 5.0% of total gross loans. During 2Q19, Charge-offs totaled COP 1,158 billion, which included Electricaribe´s write-off by COP 642 billion.

The coverage, measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), was 113.9% at the end of 2Q19, increasing compared to 113.0% at the end of 1Q19.

The deterioration of the loan portfolio (new past due loans including charge-offs) was COP 826 billion in 2Q19. Provision charges (net of recoveries) totaled COP 816 billion in 2Q19.

Provisions as a percentage of the average gross loans were 1.8% for 2Q19 and 2.1% for the last 12 months.

Cost of risk excluding the corporate cases (Electricaribe, Ruta del Sol and Consorcio Express) was 1.7% for 2Q19 and for the last 12 months.

7

2Q19

Bancolombia maintains a strong balance sheet supported by an adequate level of loan loss reserves. Allowances (for the principal) for loan losses totaled COP 9,249 billion, or 5.4% of total loans at the end of 2Q19, decreasing when compared to 1Q19.

The following tables present key metrics related to asset quality:

ASSET QUALITY	As of
(COP millions)	2Q18	1Q19	2Q19
Total 30-day past due loans	8,228,079	8,454,008	8,122,246
Allowance for loan losses (1)	8,672,006	9,553,239	9,249,001
Past due loans to total loans	5.20%	4.98%	4.71%
Allowances to past due loans	105.40%	113.00%	113.87%
Allowance for loan losses as a percentage of total loans	5.48%	5.63%	5.36%

(1) Allowances are reserves for the principal of loans.

PDL Per Category			30 days
	% Of loan Portfolio	2Q18	1Q19	2Q19
Commercial loans	66.2%	4.42%	4.42%	4.02%
Consumer loans	20.1%	5.78%	4.92%	4.85%
Mortgage loans	13.0%	8.10%	7.55%	7.53%
Microcredit	0.7%	12.30%	11.58%	11.85%
PDL TOTAL		5.20%	4.98%	4.71%

PDL Per Category			90 days
	% Of loan Portfolio	2Q18	1Q19	2Q19
Commercial loans	66.2%	3.48%	3.07%	3.32%
Consumer loans	20.1%	3.18%	2.46%	2.55%
Mortgage loans*	13.0%	3.65%	3.56%	3.59%
Microcredit	0.7%	8.39%	7.73%	7.73%
PDL TOTAL		3.48%	3.05%	3.23%

* Mortgage loans that were overdue were calculated for past due loans for 120 days instead of 90 days.

2.5.	Operating Expenses

During 2Q19, operating expenses totaled COP 1,981 billion, increasing by 0.4% with respect to 1Q19 and by 6.0% with respect to 2Q18.

Personnel expenses (salaries, bonus plan payments and compensation) totaled COP 791 billion in 2Q19, decreasing by 6.0% compared to 1Q19 and increasing by 6.1% compared to 2Q18.

During 2Q19, administrative expenses totaled COP 785 billion, increasing by 12.7% compared to 1Q19 and by 6.8% as compared to 2Q18.

Depreciation and amortization expenses totaled COP 179 billion in 2Q19, increasing by 0.1% compared to 1Q19 and by 54.6% compared to 2Q18, explain by the implementation of IFRS 16.

As of June 30, 2019, Bancolombia had 30,735 employees, owned 1,005 branches, 6,019 ATMs, 13,731 banking agents and served more than 14 million customers.

2.6.	Taxes

Income tax expense was COP 323 billion for 2Q19, decreasing by 17.4% when compared to the income tax registered in 1Q19, and increasing by 65.7% compared to 2Q18.

8

2Q19

3.	BREAK DOWN OF OPERATIONS

The following table summarizes the financial statements of our operations in each country.

BANCOLOMBIA S.A. (STAND ALONE) - COLOMBIA

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	2Q18	1Q19	2Q19	2Q19/1Q19	2Q19/2Q18
ASSETS
Gross loans	115,783,278	123,364,254	126,484,707	2.53%	9.24%
Allowances for loans	(7,856,741)	(8,668,846)	(8,211,548)	-5.28%	4.52%
Investments	17,475,344	18,677,540	20,480,268	9.65%	17.20%
Other assets	16,591,837	20,418,312	21,816,959	6.85%	31.49%
Total assets	141,993,718	153,791,261	160,570,385	4.41%	13.08%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	84,699,371	94,471,152	95,585,754	1.18%	12.85%
Other liabilities	40,878,095	43,098,920	48,293,495	12.05%	18.14%
Total liabilities	125,577,467	137,570,072	143,879,249	4.59%	14.57%
Shareholders' equity	16,416,251	16,221,188	16,691,136	2.90%	1.67%
Total liabilities and shareholders' equity	141,993,718	153,791,261	160,570,385	4.41%	13.08%

Interest income	3,095,540	3,220,916	3,399,936	5.56%	9.83%
Interest expense	(1,123,555)	(1,169,949)	(1,219,043)	4.20%	8.50%
Net interest income	1,971,985	2,050,967	2,180,893	6.33%	10.59%
Net provisions	(859,887)	(635,548)	(680,600)	7.09%	-20.85%
Fees and income from service, net	411,235	478,934	496,792	3.73%	20.81%
Other operating income	125,722	518,915	118,055	-77.25%	-6.10%
Total operating expense	(1,300,889)	(1,335,657)	(1,371,780)	2.70%	5.45%
Profit before tax	348,166	1,077,611	743,360	-31.02%	113.51%
Income tax	(59,446)	(306,614)	(213,006)	-30.53%	258.32%
Net income	288,720	770,997	530,354	-31.21%	83.69%

BANISTMO- PANAMA

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	2Q18	1Q19	2Q19	2Q19/1Q19	2Q19/2Q18
ASSETS
Gross loans	22,167,293	24,327,536	24,788,707	1.90%	11.83%
Allowances for loans	(661,934)	(777,994)	(796,364)	2.36%	20.31%
Investments	2,931,835	3,509,631	3,537,769	0.80%	20.67%
Other assets	3,043,765	3,672,343	4,047,533	10.22%	32.98%
Total assets	27,480,959	30,731,516	31,577,645	2.75%	14.91%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	18,889,905	20,331,556	20,620,376	1.42%	9.16%
Other liabilities	5,684,741	7,082,246	7,489,303	5.75%	31.74%
Total liabilities	24,574,646	27,413,802	28,109,679	2.54%	14.38%
Shareholders' equity	2,906,313	3,317,714	3,467,966	4.53%	19.33%
Total liabilities and shareholders' equity	27,480,959	30,731,516	31,577,645	2.75%	14.91%

Interest income	373,342	436,081	481,397	10.39%	28.94%
Interest expense	(137,495)	(175,150)	(183,238)	4.62%	33.27%
Net interest income	235,847	260,931	298,160	14.27%	26.42%
Net provisions	(55,805)	(46,895)	(45,967)	-1.98%	-17.63%
Fees and income from service, net	47,691	43,627	48,777	11.80%	2.28%
Other operating income	13,914	8,723	(3,143)	-136.03%	-122.59%
Total operating expense	(156,007)	(153,174)	(168,516)	10.02%	8.02%
Profit before tax	85,641	113,212	129,310	14.22%	50.99%
Income tax	(17,049)	(21,197)	(18,821)	-11.21%	10.39%
Net income	68,592	92,016	110,488	20.08%	61.08%

9

2Q19

BANCO AGRÍCOLA- EL SALVADOR

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	2Q18	1Q19	2Q19	2Q19/1Q19	2Q19/2Q18
ASSETS
Gross loans	9,256,233	10,537,580	10,808,172	2.57%	16.77%
Allowances for loans	(359,688)	(444,644)	(445,106)	0.10%	23.75%
Investments	635,680	898,094	795,426	-11.43%	25.13%
Other assets	3,386,062	3,659,513	3,787,272	3.49%	11.85%
Total assets	12,918,288	14,650,542	14,945,763	2.02%	15.69%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	9,256,571	10,381,328	10,670,736	2.79%	15.28%
Other liabilities	2,095,057	2,682,895	2,584,955	-3.65%	23.38%
Total liabilities	11,351,628	13,064,222	13,255,691	1.47%	16.77%
Shareholders' equity	1,566,659	1,586,320	1,690,072	6.54%	7.88%
Total liabilities and shareholders' equity	12,918,288	14,650,542	14,945,763	2.02%	15.69%

Interest income	223,878	251,911	267,444	6.17%	19.46%
Interest expense	(61,597)	(68,432)	(71,268)	4.14%	15.70%
Net interest income	162,282	183,479	196,176	6.92%	20.89%
Net provisions	(13,731)	(19,908)	(14,172)	-28.81%	3.21%
Fees and income from service, net	44,980	48,401	50,497	4.33%	12.27%
Other operating income	929	1,625	(170)	-110.48%	-118.34%
Total operating expense	(104,647)	(113,379)	(108,851)	-3.99%	4.02%
Profit before tax	89,812	100,217	123,479	23.21%	37.49%
Income tax	(29,394)	(33,037)	(34,352)	3.98%	16.87%
Net income	60,417	67,180	89,128	32.67%	47.52%

GRUPO AGROMERCANTIL HOLDING – GUATEMALA

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	2Q18	1Q19	2Q19	2Q19/1Q19	2Q19/2Q18
ASSETS
Gross loans	9,106,278	10,404,489	10,474,996	0.68%	15.03%
Allowances for loans	(384,277)	(447,908)	(525,280)	17.27%	36.69%
Investments	1,437,613	1,390,548	1,272,319	-8.50%	-11.50%
Other assets	2,030,708	2,022,324	2,336,695	15.55%	15.07%
Total assets	12,190,322	13,369,452	13,558,730	1.42%	11.23%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	8,533,909	9,284,692	9,502,479	2.35%	11.35%
Other liabilities	2,470,407	2,814,955	2,795,149	-0.70%	13.15%
Total liabilities	11,004,317	12,099,647	12,297,628	1.64%	11.75%
Non-controlling interest	19,531	19,544	19,718	0.89%	0.96%
Shareholders' equity	1,166,475	1,250,261	1,241,384	-0.71%	6.42%
Total liabilities and shareholders' equity	12,190,322	13,369,452	13,558,730	1.42%	11.23%

Interest income	202,170	226,038	233,305	3.21%	15.40%
Interest expense	(88,918)	(102,826)	(103,866)	1.01%	16.81%
Net interest income	113,252	123,212	129,440	5.05%	14.29%
Net provisions	(45,573)	(40,274)	(87,891)	118.23%	92.86%
Fees and income from service, net	30,440	30,135	34,226	13.58%	12.44%
Other operating income	12,207	18,325	13,098	-28.52%	7.31%
Total operating expense	(100,934)	(120,529)	(114,745)	-4.80%	13.68%
Profit before tax	9,391	10,869	(25,872)	-338.04%	-375.50%
Income tax	(1,203)	(2,502)	11,789	-571.11%	-1079.72%
Net income before non-controlling interest	8,188	8,366	(14,083)	-268.33%	-272.01%
Non-controlling interest	(611)	(1,121)	(305)	-72.75%	-49.98%
Net income	7,577	7,245	(14,389)	-298.59%	-289.90%

10

2Q19

4.	RECENT DEVELOPMENTS

•	April 22, 2019. Bancolombia S.A. announced that after obtaining all the authorizations required by the purchaser, Banagricola S.A., a subsidiary of Bancolombia S.A, transferred to Caisse de Dépôt et Placement du Québec (CDPQ) all the shares of capital stock of Sura Asset Management S.A – Sura AM held by Banagricola S.A. This transaction was closed under the terms and purchase price disclosed on December 21, 2018.
•	April 25, 2019. Bancolombia S.A. announced that it had filed its annual report on Form 20-F for the year ended December 31, 2018 with the U.S. Securities and Exchange Commission (the “SEC”). The annual report can be downloaded from the SEC website. It can also be downloaded from Bancolombia's website at www.grupobancolombia.com by accessing the “Investor Relations” section.
•	June 25, 2019. Bancolombia S.A. announced that the Board of Directors approved the terms and conditions for the issuance of sustainable bonds for an amount up to COP $657.000.000.000. The bonds will mature 5 years from the date of issue. Proceeds from the issuance will be used for sustainable projects in accordance with the approved terms and conditions. This issuance will be allocated through a public offering aimed at institutional investors authorized to operate in the Segundo Mercado exchange, including multilateral organizations.
11

2Q19

5.	BANCOLOMBIA Company Description (NYSE: CIB)

GRUPO BANCOLOMBIA is a full service financial conglomerate incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 14 million customers. GRUPO BANCOLOMBIA delivers its products and services via its regional network comprised of: Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), off-shore and local (Banistmo S.A.) banking subsidiaries in Panama, Guatemala, Cayman and Puerto Rico. Together, BANCOLOMBIA and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, among others.

Contact Information

Bancolombia’s Investor Relations
Phone:	(574) 4041837 / (574) 4043917 / (574) 4041918
E-mail:	IR@bancolombia.com.co
Contacts:	Alejandro Mejia (IR Manager) / Juliana Álvarez (Analyst) / Santiago López (Analyst)
Website:	http://www.grupobancolombia.com/wps/portal/about-us/corporate-information/investor-relations/

12

2Q19

BALANCE SHEET				Growth
(COP million)	Jun-18	Mar-19	Jun-19	jun-19 / mar-19	jun-19 / jun-18	% of Assets	% of Liabilities
ASSETS
Cash and balances at central bank	13,056,537	15,256,359	17,230,789	12.94%	31.97%	7.46%
Interbank borrowings	1,023,666	2,760,106	2,494,428	-9.63%	143.68%	1.08%
Reverse repurchase agreements and other similar secured lend	2,346,958	875,565	618,371	-29.37%	-73.65%	0.27%
Financial assets investments	15,606,305	17,756,137	19,095,332	7.54%	22.36%	8.27%
Derivative financial instruments	1,058,922	1,436,729	1,677,614	16.77%	58.43%	0.73%
Loans and advances to customers	163,292,166	174,737,986	177,991,165	1.86%	9.00%	77.07%
Allowance for loan and lease losses	(9,479,729)	(10,493,587)	(10,119,695)	-3.56%	6.75%	-4.38%
Investment in associates and joint ventures	1,749,572	2,191,046	2,244,945	2.46%	28.31%	0.97%
Goodwill and Intangible assets, net	6,501,382	7,026,807	7,080,419	0.76%	8.91%	3.07%
Premises and equipment, net	3,072,268	3,156,183	3,200,163	1.39%	4.16%	1.39%
Investment property	1,709,787	1,746,856	1,768,443	1.24%	3.43%	0.77%
Right of use assets	-	1,709,320	1,717,742	0.49%	100.00%	0.74%
Prepayments	289,113	359,489	349,956	-2.65%	21.04%	0.15%
Tax receivables	683,588	837,207	1,056,098	26.15%	54.49%	0.46%
Deferred tax	1,135,930	1,846,074	1,400,678	-24.13%	23.31%	0.61%
Assets held for sale and inventories	466,468	526,310	643,218	22.21%	37.89%	0.28%
Other assets	2,040,413	2,437,149	2,495,516	2.39%	22.30%	1.08%
Total assets	204,553,346	224,165,736	230,945,182	3.02%	12.90%	100.00%
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Deposit by customers	130,318,773	143,905,924	145,613,200	1.19%	11.74%	63.05%	71.48%
Interbank Deposits	1,548,842	1,510,211	1,827,599	21.02%	18.00%	0.79%	0.90%
Derivative financial instrument	971,813	1,098,847	1,471,516	33.91%	51.42%	0.64%	0.72%
Borrowings from other financial institutions	13,808,630	15,061,893	15,532,314	3.12%	12.48%	6.73%	7.62%
Debt securities in issue	18,729,888	19,930,388	18,953,882	-4.90%	1.20%	8.21%	9.30%
Lease liability	-	1,946,146	1,994,165	2.47%	100.00%	0.86%	0.98%
Preferred shares	554,439	541,340	555,152	2.55%	0.13%	0.24%	0.27%
Repurchase agreements and other similar secured borrowing	4,834,374	3,048,734	7,150,334	134.53%	47.91%	3.10%	3.51%
Liabilities relating to assets held for sale	121,737	2,117	2,234	5.53%	-98.16%	0.00%	0.00%
Current tax	404,676	556,208	676,547	21.64%	67.18%	0.29%	0.33%
Deferred tax	2,384,920	2,713,582	2,289,104	-15.64%	-4.02%	0.99%	1.12%
Employees benefit plans	131,171	127,606	126,847	-0.59%	-3.30%	0.05%	0.06%
Other liabilities	6,718,882	7,535,971	7,530,113	-0.08%	12.07%	3.26%	3.70%
Total liabilities	180,528,145	197,978,967	203,723,007	2.90%	12.85%	88.21%	100.00%
SHAREHOLDERS' EQUITY
Share Capital	480,914	480,914	480,914	0.00%	0.00%	0.21%
Additional paid-in-capital	4,857,454	4,857,454	4,857,454	0.00%	0.00%	2.10%
Appropriated reserves	9,943,469	10,321,192	10,654,090	3.23%	7.15%	4.61%
Retained earnings	4,948,950	5,646,052	6,231,525	10.37%	25.92%	2.70%
Accumulated other comprehensive income (loss), net of tax	2,508,599	3,077,768	3,170,233	3.00%	26.37%	1.37%
Stockholders’ equity attributable to the owners of the parent company	22,739,386	24,383,380	25,394,216	4.15%	11.68%	11.00%
Non-controlling interest	1,285,815	1,803,389	1,827,959	1.36%	42.16%	0.79%
Total liabilities and equity	204,553,346	224,165,736	230,945,182	3.02%	12.90%	100.00%

13

2Q19

INCOME STATEMENT	As of		Growth				Growth
(COP million)	Jun-18	Jun-19	jun-19 / jun-18	2Q 18	1Q 19	2Q 19	2Q 19 / 1Q 19	2Q 19 / 2Q 18
Interest income and expenses
Interest on loans and financial leases
Commercial	3,573,252	3,706,787	3.74%	1,780,210	1,821,786	1,885,001	3.47%	5.89%
Consumer	2,017,948	2,499,289	23.85%	1,023,691	1,199,503	1,299,786	8.36%	26.97%
Small business loans	107,715	73,366	-31.89%	53,978	36,226	37,140	2.52%	-31.19%
Mortgage	974,412	1,019,680	4.65%	479,320	500,638	519,042	3.68%	8.29%
Leasing	961,253	960,105	-0.12%	473,344	472,663	487,442	3.13%	2.98%
Interest income on loans and financial leases	7,634,580	8,259,227	8.18%	3,810,543	4,030,816	4,228,411	4.90%	10.97%
Interest income on overnight and market funds	16,833	37,259	121.34%	8,415	20,031	17,228	-13.99%	104.73%
Interest and valuation on Investments
Debt investments, net	89,648	75,776	-15.47%	45,112	35,738	40,038	12.03%	-11.25%
Net gains from investment activities at fair value through income statement
Debt investments	176,379	508,774	188.45%	92,976	205,204	303,570	47.94%	226.50%
Derivatives	14,800	(175,224)	-1283.95%	2,589	(65,099)	(110,125)	69.17%	-4353.57%
Repos	(27,803)	(89,188)	220.79%	(17,339)	(38,954)	(50,234)	28.96%	189.72%
Other	(11,732)	(4,001)	-65.90%	3,460	(2,608)	(1,393)	-46.59%	-140.26%
Total Net gains from investment activities at fair value through profit and loss	151,644	240,361	58.50%	81,686	98,543	141,818	43.91%	73.61%
Total Interest and valuation on investments	241,292	316,137	31.02%	126,798	134,281	181,856	35.43%	43.42%
Total interest and valuation	7,892,705	8,612,623	9.12%	3,945,756	4,185,128	4,427,495	5.79%	12.21%
Interest expense
Borrowing costs	(271,662)	(325,380)	19.77%	(136,393)	(164,684)	(160,696)	-2.42%	17.82%
Overnight funds	(5,168)	(10,391)	101.06%	(3,300)	(4,484)	(5,907)	31.74%	79.00%
Debt securities in issue	(559,390)	(566,845)	1.33%	(274,277)	(287,283)	(279,562)	-2.69%	1.93%
Deposits	(1,958,793)	(2,025,122)	3.39%	(966,268)	(987,067)	(1,038,055)	5.17%	7.43%
Preferred Shares Dividends	(29,156)	(28,856)	-1.03%	(14,065)	(15,044)	(13,812)	-8.19%	-1.80%
Interest right of use assets	-	(68,678)	100.00%	-	(33,511)	(35,167)	4.94%	100.00%
Other interest (expense)	(9,664)	(10,721)	10.94%	(5,336)	(5,731)	(4,990)	-12.93%	-6.48%
Total interest expenses	(2,833,833)	(3,035,993)	7.13%	(1,399,639)	(1,497,804)	(1,538,189)	2.70%	9.90%
Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments	5,058,872	5,576,630	10.23%	2,546,117	2,687,324	2,889,306	7.52%	13.48%
Credit impairment charges on loans and advance and financial leases	(2,061,348)	(1,830,202)	-11.21%	(1,097,310)	(861,396)	(968,806)	12.47%	-11.71%
Recovery of charged-off loans	205,472	262,555	27.78%	121,069	115,751	146,804	26.83%	21.26%
Credit impairment charges on/recoveries on off balance sheet credit instruments	9,954	7,227	-27.40%	3,817	3,664	3,563	-2.78%	-6.67%
Credit impairment charges/recoveries on investments	1,424	1,810	27.11%	3,424	(945)	2,755	391.53%	-19.54%
Total credit impairment charges, net	(1,844,498)	(1,558,610)	-15.50%	(969,000)	(742,926)	(815,684)	9.79%	-15.82%
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	3,214,374	4,018,020	25.00%	1,577,117	1,944,398	2,073,622	6.65%	31.48%
Fees and comissions income
Banking services	278,785	320,857	15.09%	124,603	159,729	161,129	0.88%	29.31%
Credit and debit card fees and commercial establishments	780,085	869,637	11.48%	428,484	427,503	442,135	3.42%	3.19%
Brokerage	14,645	13,246	-9.55%	8,862	6,572	6,674	1.56%	-24.69%
Acceptances and Guarantees	28,969	28,055	-3.16%	18,210	14,349	13,706	-4.48%	-24.73%
Trust and Securities	196,193	215,286	9.73%	100,259	106,683	108,603	1.80%	8.32%
Investment banking	16,768	12,034	-28.23%	16,768	2,042	9,992	389.38%	-40.41%
Bancassurance	230,997	286,628	24.08%	131,904	132,859	153,769	15.74%	16.58%
Payments and Collections	282,622	297,666	5.32%	143,589	145,045	152,621	5.22%	6.29%
Other	81,012	115,670	42.78%	(5,751)	52,347	63,323	20.97%	1201.09%
Fees and comission income	1,910,076	2,159,079	13.04%	966,928	1,047,128	1,111,952	6.19%	15.00%
Fees and comission expenses
Banking services	(259,372)	(305,646)	17.84%	(129,371)	(161,748)	(143,898)	-11.04%	11.23%
Other	(271,784)	(385,758)	41.94%	(155,149)	(172,315)	(213,443)	23.87%	37.57%
Fees and comission expenses	(531,156)	(691,404)	30.17%	(284,520)	(334,063)	(357,341)	6.97%	25.59%
Total fees and comissions, net	1,378,920	1,467,675	6.44%	682,408	713,065	754,611	5.83%	10.58%
Other operating income
Derivatives FX contracts	(49,950)	(89,903)	79.99%	135,678	(67,109)	(22,794)	-66.03%	-116.80%
Net foreign exchange	124,091	231,840	86.83%	(104,373)	175,760	56,080	-68.09%	153.73%
Hedging	6,587	(5,484)	-183.25%	7,023	4,074	(9,558)	-334.61%	-236.10%
Operating leases	301,276	326,152	8.26%	156,489	167,170	158,982	-4.90%	1.59%
Gains (or losses) on sale of assets	19,896	36,290	82.40%	8,525	14,753	21,537	45.98%	152.63%
Other reversals	1,906	1,437	-24.61%	1,078	953	484	-49.21%	-55.10%
Other	208,064	248,178	19.28%	108,622	117,154	131,023	11.84%	20.62%
Total other operating income	611,870	748,510	22.33%	313,042	412,755	335,754	-18.66%	7.26%
Dividends received, and share of profits of equity method investees
Dividends	29,187	35,159	20.46%	17,474	24,742	10,417	-57.90%	-40.39%
Equity investments	20,328	19,368	-4.72%	23,130	15,388	3,980	-74.14%	-82.79%
Equity method	113,618	144,710	27.37%	74,363	90,592	54,118	-40.26%	-27.22%
Gains (Losses) on sale of subsidiaries and associates	-	73,091	100.00%	-	37,918	35,173	-7.24%	100.00%
Total dividends received, and share of profits of equity method investees	163,133	272,328	66.94%	114,967	168,640	103,688	-38.52%	-9.81%
Total operating income, net	5,368,297	6,506,533	21.20%	2,687,534	3,238,858	3,267,675	0.89%	21.59%

14

2Q19

INCOME STATEMENT	As of		Growth				Growth
(COP million)	Jun-18	Jun-19	jun-19 / jun-18	2Q 18	1Q 19	2Q 19	2Q 19 / 1Q 19	2Q 19 / 2Q 18
Operating expenses
Salaries and employee benefits	(1,296,051)	(1,389,113)	7.18%	(653,969)	(695,963)	(693,150)	-0.40%	5.99%
Bonuses	(212,808)	(244,488)	14.89%	(91,815)	(146,229)	(98,259)	-32.80%	7.02%
Other administrative and general expenses	(1,433,884)	(1,481,601)	3.33%	(734,946)	(696,558)	(785,043)	12.70%	6.82%
Tax contributions and other tax burden	(390,861)	(369,337)	-5.51%	(211,681)	(201,794)	(167,543)	-16.97%	-20.85%
Impairment, depreciation and amortization	(234,209)	(358,847)	53.22%	(116,097)	(179,355)	(179,492)	0.08%	54.60%
Other expenses	(127,013)	(110,971)	-12.63%	(60,742)	(53,445)	(57,526)	7.64%	-5.29%
Total operating expenses	(3,694,826)	(3,954,357)	7.02%	(1,869,250)	(1,973,344)	(1,981,013)	0.39%	5.98%
Profit before tax	1,673,471	2,552,176	52.51%	818,284	1,265,514	1,286,662	1.67%	57.24%
Income tax	(506,140)	(714,259)	41.12%	(195,002)	(391,142)	(323,117)	-17.39%	65.70%
Profit for the year from continuing operations	1,167,331	1,837,917	57.45%	623,282	874,372	963,545	10.20%	54.59%
Non-controlling interest	(53,855)	(68,400)	27.01%	(31,566)	(41,044)	(27,356)	-33.35%	-13.34%
Net income attributable to equity holders of the Parent Company	1,113,476	1,769,517	58.92%	591,716	833,328	936,189	12.34%	58.22%

15

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date: August 05, 2019	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance